SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
 1934

September 8, 2011

Commission File Number 001-14978

 SMITH & NEPHEW plc
(Registrant's name)

 15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X                Form 40-F
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

Yes                        No X
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[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

Yes                      No X
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[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]

Yes                  No X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Smith & Nephew Plc
(Registrant)

Date:  September 8, 2011

By: /s/ Susan Henderson
-----------------
Susan Henderson
Company Secretary

08 September 2011

Smith & Nephew Plc (the "Company")

Employee Share Plans - Announcement of transaction in ordinary shares of
US$0.20 each and American Depository Shares (ADSs) representing five ordinary shares of US$0.20 each.

The Company announces that on 7 September 2011 conditional awards and options were granted under the Smith & Nephew 2004 Performance Share Plan and the Smith & Nephew 2004 Executive Share Option Plan to Executive Directors and under the Smith & Nephew Global Share Plan 2010 to persons discharging managerial responsibility ("PDMRs") as detailed in the tables below. No consideration is payable for the awards.

1.	2004 PERFORMANCE SHARE PLAN ("PSP")

Name	Director/PDMR	Number of shares subject to award	Total Number of Shares over which awards held under the PSP following Notification

Olivier Bohuon	Chief Executive Officer	227,547 ordinary shares	227,547 ordinary shares
Adrian Hennah	Chief Financial Officer	143,327 ordinary shares	451,008 ordinary shares

Notes:

There are performance conditions attached to the vesting of awards under the 2004 Performance Share Plan. These awards will vest on 7 September 2014, subject to the achievement of the performance conditions which are measured from 1 January 2011 to 31 December 2013.

2.	2004 EXECUTIVE SHARE OPTION PLAN

Name	Director/PDMR	Number of shares subject to award	Option Price	Total Number of Shares over which Options held following Notification
Olivier Bohuon	Chief Executive Officer	151,698 ordinary shares	607p	151,698 ordinary shares
Adrian Hennah	Chief Financial Officer	95,551 ordinary shares	607p	427,362 ordinary shares

Notes:

1)
There are performance conditions attached to the vesting of options under the 2004 Executive Share Option Plan. These options will vest, subject to the achievement of the performance conditions, on 7 September 2014. Any options which vest will be exercisable from 7 September 2014 to close of business 6 September 2021.

2)
4,942 of the options granted to Olivier Bohuon are UK Approved options and have therefore been granted under the Smith & Nephew Global Share Plan 2010.The UK Approved options are subject to the same performance conditions as the remainder of the grant.

3.	GLOBAL SHARE PLAN 2010

i)	OPTIONS

Name	PDMR	Type of award	Number of Ordinary shares subject to award	Option Price	Total Number of Shares over which Options held following Notification
Naseem Amin	PDMR	Option	59,031	599p	145,322 ordinary shares
Mark Augusti	PDMR	Option	49,964	599p	293,157 ordinary shares (including options over 8,500 ADSs)
John Campo	PDMR	Option	52,577	599p	257,372 ordinary shares
Michael Frazzette	PDMR	Option	58,993	599p	264,012 ordinary shares
R. Gordon Howe	PDMR	Option	42,443	599p	213,938 ordinary shares
G. Kelvin Johnson	PDMR	Option	45,024	599p	160,847 ordinary shares
Helen Maye	PDMR	Option	45,909	599p	45,909 ordinary shares
Roger Teasdale	PDMR	Option	50,083	599p	187,035 ordinary shares

Notes:

1)   The Options vest in equal annual tranches over three years following the award date and will be exercisable from vesting until close of business on 6 September 2021.

2)
5,008 of the options granted to Helen Maye are UK Approved options and have therefore been granted under the Smith & Nephew Global Share Plan 2010. The UK Approved Options will vest three years from the award date and will be exercisable from 7 September 2014 to close of business on 6 September 2021.

ii)	PERFORMANCE SHARE AWARDS

Name	PDMR	Number of shares subject to award	Total Number of Shares over which awards held under the PSP following Notification
Naseem Amin	PDMR	44,273 ordinary shares	108,991 ordinary shares
Mark Augusti	PDMR	7,441 ADSs	24,431 ADSs
John Campo	PDMR	7,830 ADSs	25,317 ADSs
Michael Frazzette	PDMR	17,573 ADSs	35,432 ADSs
R. Gordon Howe	PDMR	6,321 ADSs	20,757 ADSs
G. Kelvin Johnson	PDMR	33,768 ordinary shares	85,855 ordinary shares
Helen Maye	PDMR	34,432 ordinary shares	34,432 ordinary shares
Roger Teasdale	PDMR	37,562 ordinary shares	111,127 ordinary shares

Notes:

There are performance conditions attached to the release of awards under the Performance Share Plan. These awards will vest on 7 September 2014, subject to the achievement of the performance conditions which are measured from 1 January 2011 to 31 December 2013.

1)	1 ADS is equal to 5 Ordinary Shares.

2)	The transaction took place in London, UK.

3)	This announcement is made in accordance with Disclosure & Transparency Rule 3.1.4 (1) (a)

8 September 2011

Contact:
Gemma Parsons
Deputy Company Secretary

Telephone: +44 (0)20 7401 7646